Filed Pursuant to Rule 433
Registration Statement No. 333-151355
Dated November 3, 2009
News

Contact:	Media:	Equity Investment	Fixed Income	Shareholder Inquiries:
	Mark Truby	Community:	Investment Community:	800.555.5259 or
	313.323.0539	Larry Heck	Dave Dickenson	313.845.8540
	mtruby@ford.com	313.594.0613	313.621.0881	stockinf@ford.com
		fordir@ford.com	fixedinc@ford.com
FORD MOTOR COMPANY ANNOUNCES PRICING RESULTS OF CONVERTIBLE NOTES OFFERING
DEARBORN, Mich., Nov. 3, 2009 — Ford Motor Company (NYSE: F) today announced the pricing of its offering of senior convertible notes due Nov. 15, 2016. Notes in the aggregate principal amount of $2.5 billion will be offered, an increase from the $2 billion previously announced. The notes will be senior unsecured obligations of Ford and will bear interest at a fixed rate of 4.25 percent per year. Ford has granted the underwriters an option to purchase an additional $375 million in aggregate principal amount of notes.
“This was a successful transaction and the results exceeded our expectations,” said Lewis Booth, Ford executive vice president and chief financial officer. “This transaction directly supports a key pillar of our One Ford strategy — finance the plan and improve our balance sheet.”
The sale of the notes to the underwriters is expected to settle on Nov. 9, subject to customary closing conditions.
The notes will be convertible, under certain circumstances, into shares of Ford common stock, cash or a combination thereof, at Ford’s election. The initial conversion rate is 107.5269 shares of Ford common stock per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $9.30 per share. The conversion rate and the conversion price are subject to adjustment upon the occurrence of certain events.

Barclays Capital, BofA Merrill Lynch, Citi, Deutsche Bank Securities, Goldman Sachs & Co., J.P. Morgan, Morgan Stanley and RBS are acting as joint book-running managers of the notes offering. BNP Paribas and HSBC also will be included in the underwriting syndicate for the offering.
The senior convertible notes will be issued pursuant to Ford’s existing effective shelf registration statement filed with the Securities and Exchange Commission (SEC). Net proceeds to Ford from the senior convertible notes offering are expected to be used for general corporate purposes.
Ford has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Investors should read the prospectus in the registration statement and other documents Ford has filed with the SEC for more complete information about Ford and the offering. The documents can be obtained free of charge through EDGAR on the SEC Web site at www.sec.gov. Alternatively, the prospectus and prospectus supplement can be obtained from the issuer and underwriters participating in the offering by calling: Ford at 800-555-5259, BofA Merrill Lynch at 866-500-5408, Citi at 877-858-5407, and J.P. Morgan at 631-254-1735.
About Ford Motor Company
Ford Motor Company, a global automotive industry leader based in Dearborn, Mich., manufactures or distributes automobiles across six continents. With about 200,000 employees and about 90 plants worldwide, the company’s automotive brands include Ford, Lincoln, Mercury and Volvo. The company provides financial services through Ford Motor Credit Company.
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